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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                 Connect, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer


                    Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   207528100
--------------------------------------------------------------------------------
                                  CUSIP Number


             Cheryl Sorokin, Executive Vice President and Secretary
          BankAmerica Corporation, Corporate Secretary's Office #13018
                 555 California Street, San Francisco, CA 94104
                                 (415) 622-3530
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                               November 18, 1997
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 207528100                                          Page 2 of 17
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BankAmerica Corporation
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             0
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              2,206,353 shares (includes shares held by BankAmerica
                      Ventures, a subsidiary of Bank of America National Trust
  BY EACH             and Savings Association, which is a subsidiary of
                      BankAmerica Corporation. Includes shares held by BA
 REPORTING            Venture Partners I (see Item 5)).
                ----------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      2,206,353
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,206,353
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 207528100                                          Page 3 of 17
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bank of America National Trust and Savings Association
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             0
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              2,206,353 shares (includes shares held by BankAmerica
                      Ventures, a subsidiary of Bank of America National Trust
  BY EACH             and Savings Association. Includes shares held by BA
                      Venture Partners I (see Item 5)).
  REPORTING     ----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
 PERSON WITH
                      0
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      2,206,353
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,206,353
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       BK
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 207528100                                          Page 4 of 17
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BankAmerica Ventures
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             1,985,718
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              0
                ----------------------------------------------------------------
  BY EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           1,985,718
                ----------------------------------------------------------------
 PERSON WITH    10    SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,985,718
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 207528100                                          Page 5 of 17
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BA Venture Partners I
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             220,635
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              0
                ----------------------------------------------------------------
  BY EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           220,635
                ----------------------------------------------------------------
 PERSON WITH    10    SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       220,635
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
Cusip No. 207528100                                                 Page 6 of 17
================================================================================

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D is filed with respect to the Common Stock, $.001 par value per share, of Connect, Inc., (the "Company") whose principal offices are located at 515 Ellis Street, Mountain View, California 94043-2242.


Item 2:  Identity and Background.
         -----------------------

         This Schedule 13D is filed on behalf of BankAmerica Corporation ("BAC"), Bank of America National Trust and Savings Association ("Bank"), BankAmerica Ventures ("BAV") and BA Venture Partners I ("Venture Partners") ("Filing Parties").

         This Schedule 13D relates to the direct beneficial ownership in the shares of the Company by BAV and Venture Partners and the indirect beneficial ownership of BAC and Bank in the shares of the Company held by BAV and Venture Partners.

         The filing parties filed a Schedule 13G on February 12, 1997 pursuant to Rule 13d-1(c) and is filing this Schedule 13D to report additional reportable acquisitions occurring subsequent to the filing of the Schedule 13G.


I.    (a)    BAC is a Delaware corporation.  It owns Bank.

      (b)    Corporate  Secretary's  Office  #13018
             555  California  Street
             San Francisco,  CA 94104
             (principal  office  and  principal  place of business)

      (c)    bank holding company

II.   (a)    Bank is a national bank. It owns BAV.

      (b)    Corporate  Secretary's  Office  #13018
             555  California  Street
             San Francisco,  CA 94104
             (principal  office  and  principal  place of business)

      (c)    national bank

III.  (a)    BAV is a California corporation. It is wholly owned by Bank.

      (b)    950 Tower Lane, Suite 700
             Foster City, CA  94404
             (principal office and principal place of business)

================================================================================
Cusip No. 207528100                                                 Page 7 of 17
================================================================================

      (c)    investments in securities

IV.   (a)    Venture  Partners  is a  Delaware  partnership.  Its  general partners are James D.  Murphy,  Jess  Marzak,  Anchie Kuo,  Robert
             Obuch and Rory O'Driscoll, all of whom are principals of BAV.

      (b)    950 Tower Lane, Suite 700
             Foster City, CA  94404
             (principal office and principal place of business)

      (c)    investments in securities


         Certain information regarding the directors and executive officers (or persons serving in similar capacities) of the Filing Parties is set forth in Exhibit B attached hereto.

         During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


Item 3:  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The securities with respect to which this Schedule 13D is filed were purchased by BAV using working capital. Venture Partners acquired funds for the purchase of its holdings in the Company from Bank America Investment Corporation ("BAIC"), an affiliated entity and a wholly-owned subsidiary of Bank, and pledged its holdings in the Company to BAIC as security for the repayment of such debt.


Item 4:  Purpose of Transaction.
         ----------------------

         The securities were purchased in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

           The filing of this statement shall not be construed as an admission that BAC, Bank or BAV is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement that are beneficially owned by Venture Partners, or that Venture Partners is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement that are beneficially owned by BAV.

================================================================================
Cusip No. 207528100                                                 Page 8 of 17
================================================================================

Item 5:  Interest in Securities of the Issuer.
         ------------------------------------

         (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

                                       No. of Shares
Name of                                Beneficially           Percentage of
Beneficial Owner(1)                        Owned                  Class
--------------------------------------------------------------------------------

BAC                                      2,206,353                 11.0%
Bank                                     2,206,353                 11.0%
BAV                                      1,985,718                  9.9%
Venture Partners                           220,635                  1.1%


(1) By virtue of the corporate relationships between reporting persons, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships. Also, Venture Partners is the direct beneficial owner of certain of the Company's shares. By virtue of the partnership relationship between Venture Partners and its individual part-ners, the individual partners may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by Venture Partners. The power to vote and to dispose of shares may be deemed to be shared between the partners due to their relationship to each other and Venture Partners.

    (c) On November 18, 1997, thirty (30) Units at $40,000 per Unit, were purchased in a private placement by the Company for an aggregate pur-chase price of $1,200,000 (27 Units for BAV for a purchase price of $1,080,000 and 3 Units for Venture Partners for a purchase price of $120,000). Each Unit consists of $40,000 face amount of a Convertible Note and a Warrant to purchase 13,333 shares of common stock at $2.50 per share. The Notes are convertible into common stock of the Company at a price per share of the lesser of 1) $2.00 or (2) 80% of the average closing bid price of common stock during the 10 trading days prior to conversion. The number of shares owned upon conversion of the Notes was determined for purposes of this filing by dividing the principal amount of the Notes held, respectively, by BAV and Venture Partners, by $2.00. Prior to this transaction, BAV held 1,085,727 shares and Venture Partners held 120,636 shares of Common Stock, and BAV held 2,045,454 shares and Venture Partners held 227,272 shares of the Series F Preferred Stock, of the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         In connection with the Convertible Notes and Warrants described above, BAV and Venture Partners entered into a Private Placement Purchase Agreement with the Company and received from the Company certificates representing Conver-tible Notes and Warrants, forms of which are incorporated by reference herein as Exhibit C.

================================================================================
Cusip No. 207528100                                                 Page 9 of 17
================================================================================

         BAV and Venture Partners entered into a Series F Preferred Stock Purchase Agreement dated as of December 27, 1995, under which they purchased, respectively, 2,045,454 shares and 227,272 shares of the Company's Series F Preferred Stock.

          BAV and Venture Partners are parties to an Amended and Restated Registration Rights Agreement with the Company dated December 27, 1995 providing for registration rights of common stock of the Company issued or issuable to them.


Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         Exhibit A - Joint Filing Agreement
         Exhibit B - Directors and Executive Officers (or persons serving in similar capacities) of the Filing Parties
         Exhibit C - Form of Private Placement Purchase Agreement including Form of Convertible Note and Warrant, entered into by BAV and Venture Partners with the Company (incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q of the Company for the Quarter ended June 30, 1997 (SEC File No. 000-20873))
         Exhibit D - Excerpt from Authorizing Resolutions of BAV
         Exhibit E - Power of Attorney of Venture Partners

================================================================================
Cusip No. 207528100                                                Page 10 of 17
================================================================================

Signature page
--------------

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:        December 15, 1997


              BANKAMERICA CORPORATION*

              BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

              BANKAMERICA VENTURES*

              BA VENTURE PARTNERS I*


*By:          /s/ VENRICE R. PALMER
              ---------------------
              Venrice R. Palmer
              Senior Counsel of BankAmerica National Trust and Savings Association and Authorized Attorney-in-Fact

================================================================================
Cusip No. 207528100                                                Page 11 of 17
================================================================================

                                    Exhibit A

                             Joint Filing Agreement

         The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  December 15, 1997


              BANKAMERICA CORPORATION*

              BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

              BANKAMERICA VENTURES*

              BA VENTURE PARTNERS I*



*By:          /s/ VENRICE R. PALMER
              ---------------------

              Venrice R. Palmer
              Senior Counsel of BankAmerica National Trust and Savings Association and Authorized Attorney-in-Fact

================================================================================
Cusip No. 207528100                                                Page 12 of 17
================================================================================

                                    EXHIBIT B

             Directors and Executive Officers of Reporting Parties



           Bank of America National Trust and Savings Association and
                             BankAmerica Corporation

         The following table sets forth information regarding the executive officers and directors of Bank of America National Trust and Savings Association and BankAmerica Corporation (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom to the best knowledge of the reporting parties owns securities of the Company.

*Joseph F.     1955 North Surveyor Ave.    Chairman of the Board and CEO
 Alibrandi     Simi Valley, CA  93063      Whittaker Corporation
                                           (principal business: aerospace
                                           manufacturing)

*Peter B.      270 Lafayette Circle        Chairman of the Board and
 Bedford       Lafayette, CA  94549        Chief Executive Officer
                                           Bedford Property Investors, Inc.
                                           (principal business: real estate
                                           investment trust)

 Kathleen J.   555 California Street       Vice Chairman and Personnel Relations
 Burke         San Francisco, CA  94104    Officer
                                           Bank of America NT&SA and Vice
                                           Chairman, BankAmerica Corporation
                                           (principal business: banking and
                                           finance)

*Richard A.    123 Mission St.             Retired
 Clarke        San Francisco, CA  94106

*David A.      555 California Street       Chairman of the Board, President
 Coulter       San Francisco, CA  94104    and Chief Executive Officer
                                           BankAmerica Corporation and
                                           Bank of America NT&SA
                                           (principal business: banking and
                                           finance)

*Timm F.       c/o Hallmark Cards, Inc.    Retired
 Crull         1024 E. Balboa Blvd.
               Newport Beach, CA  92661

*Kathleen      147 Clifton Street          President
 Feldstein     Belmont, MA  02178          Economics Studies, Inc.
                                           (principal business: economics
                                           consulting)

*Donald E.     Pacific Telesis Center      Chairman Emeritus
 Guinn         130 Kearny St.              Pacific Telesis Group
               San Francisco, CA  94108    (principal business:
                                           telecommunications)

*Frank L.      2726 Shelter Island Dr.     Consulting Architect
 Hope          San Diego, CA  92106        (principal business: architecture)

================================================================================
Cusip No. 207528100                                                Page 13 of 17
================================================================================

 H. Eugene     555 California Street       President, Global Retail Bank
 Lockhart      San Francisco, CA  94104    Bank of America NT&SA and
                                           BankAmerica Corporation
                                           (principal business: banking and
                                           finance)

*Walter E.     Office of the President     President
 Massey        830 Westview Drive., S.W.   Morehouse College
               Atlanta, GA  30314          (principal business: education)

 Jack L.       555 California Street       Vice Chairman
 Meyers        San Francisco, CA  94104    BankAmerica Corporation and
                                           Bank of America NT&SA
                                           (principal business: banking and
                                           finance)

 Michael J.    555 California Street       President, Global Wholesale Bank
 Murray        San Francisco, CA  94104    BankAmerica Corporation and
                                           Bank of America NT&SA
                                           (principal business: banking and
                                           finance)

 Michael E.    555 California Street       Vice Chairman, Cashier and
 O'Neill       San Francisco, CA  94104    Chief Financial Officer
                                           Bank of America NT&SA and
                                           Vice Chairman and Chief Financial
                                           Officer
                                           BankAmerica Corporation
                                           (principal business: banking and
                                           finance)

*John M.       227 West Monroe Street      Of counsel, Wachtell, Lipton, Rosen &
 Richman       Chicago, IL  60606          Katz
                                           (principal business: law)

*Sanford R.    555 California Street       Managing Director
 Robertson     San Francisco, CA  94104    BancAmerica Robertson Stephens
                                           (principal business: banking and
                                           finance)

*Richard M.    555 California Street       Retired
 Rosenberg     San Francisco, CA  94104

*A. Michael    Memorial Way, Room 140      Dean of Graduate School of Business
 Spence        Stanford, CA  94305         Stanford University
                                           (principal business: education)

 Martin A.     555 California Street       Vice Chairman
 Stein         San Francisco, CA  94104    Bank of America NT&SA and
                                           BankAmerica Corporation
                                           (principal business: banking and
                                           finance)

*Solomon D.    1801 California Street      President and Chief Executive Officer
 Trujillo      Denver, CO  80202           US West Communications Group
                                           (principal business: communication)

================================================================================
Cusip No. 207528100                                                Page 14 of 17
================================================================================

                              BankAmerica Ventures


         The following table sets forth information regarding the executive officers and directors of BankAmerica Ventures (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom to the best knowledge of the reporting parties owns securities of the Company.

*Philip         555 California Street      Partner, Weiss, Peck & Greer L.L.C.
 Greer          Suite 3130                 (investment advice)
                San Francisco, CA  94104

*James D.       950 Tower Lane, Suite 700  Executive Vice President
 Murphy         Foster City, CA  94404     Bank of America NT&SA
                                           President
                                           BankAmerica Ventures
                                           (investments in securities)

*Michael J.     555 California Street      President, Global Wholesale Bank
 Murray         San Francisco, CA  94104   BankAmerica Corporation and
                                           Bank of America NT&SA
                                           (principal business: banking and
                                           finance)
                                           Chairman of the Board
                                           BankAmerica Ventures
                                           (investments in securities)

*Michael E.     555 California Street      Vice Chairman, Cashier and
 O'Neill        San Francisco, CA  94104   Chief Financial Officer
                                           Bank of America NT&SA and
                                           Vice Chairman and Chief Financial
                                           Officer
                                           BankAmerica Corporation
                                           (principal business: banking and
                                           finance)
                                           Vice Chairman of the Board
                                           BankAmerica Ventures
                                           (investments in securities)


*Terry E.       231 So. LaSalle St.        Executive Vice President
 Perucca        Chicago, IL  60604         Executive Officer, Global Equity
                                           Investments
                                           Bank of America NT&SA
                                           (principal business: banking and
                                           finance)
                                           Vice Chairman of the Board
                                           BankAmerica Ventures
                                           (investments in securities)

*Martin A.      555 California Street      Vice Chairman
 Stein          San Francisco, CA  94104   Bank of America NT&SA and
                                           BankAmerica Corporation
                                           (principal business: banking and
                                           finance)

================================================================================
Cusip No. 207528100                                                Page 15 of 17
================================================================================

                              BA Venture Partners I


         The following table sets forth information regarding the general partners of BA Venture Partners I, all of whom are U.S. citizens and none of whom to the best knowledge of the reporting parties owns securities of the Company, except to the extent that as general partners they have beneficial ownership of securities held by such partnership.

 James D.       950 Tower Lane, Suite 700  Executive Vice President
 Murphy         Foster City, CA  94404     Bank of America NT&SA
                                           President
                                           BankAmerica Ventures
                                           (investments in securities)

 Jess R.        950 Tower Lane, Suite 700  Senior Vice President, Group Manager
 Marzak         Foster City, CA  94404     Investment Banking Product Specialist
                                           BankAmerica Ventures
                                           (investments in securities)

 Anchie Y.      950 Tower Lane, Suite 700  Group Manager
 Kuo            Foster City, CA  94404     Investment Banking Product Specialist
                                           BankAmerica Ventures
                                           (investments in securities)

 Robert M.      950 Tower Lane, Suite 700  Vice President
 Obuch          Foster City, CA  94404     Senior Investment Banking Product
                                           Specialist
                                           BankAmerica Ventures
                                           (investments in securities)

 Rory T.        950 Tower Lane, Suite 700  Senior Investment Banking Product
 O'Driscoll     Foster City, CA  94404     Specialist
                                           BankAmerica Ventures
                                           (investments in securities)

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Cusip No. 207528100                                                Page 16 of 17
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                                    Exhibit D

          Excerpt From Authorizing Resolutions of BankAmerica Ventures

Board of Directors                                             February 20, 1997
BankAmerica Ventures                                           [Written Consent]



         4. The Board of Directors of BAV authorizes any officer of BAV, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of BAV for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.

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Cusip No. 207528100                                                Page 16 of 17
================================================================================

                                    EXHIBIT E

                                Power of Attorney
                                -----------------


         The undersigned appoints the following individuals, with full power to each of them to act alone, as its true and lawful attorneys-in-fact and agents to execute on its behalf all Schedules 13D and 13G and Forms 3, 4 and 5 and any amendments thereto, and any successor or supplemental forms that may be adopted by the Securities and Exchange Commission in the future, and to do anything in connection with preparation and filing of such documents as any such agent deems appropriate.

     1.  The following officers of BankAmerica Corporation:

              Chairman of the Board
              Chief Executive Officer
              President
              Vice Chairman of the Board
              President, Global Retail Bank
              President, Global Wholesale Bank
              Vice Chairman
              Chief Financial Officer
              Treasurer
              Executive Vice President
              Senior Vice President
              Vice President
              Secretary
              Assistant Treasurer
              Assistant Secretary
              Assistant Vice President

     2. Any member of the Legal Department of Bank of America National Trust and Savings Association holding the title of counsel or a title senior thereto.



         BA VENTURE PARTNERS, I


         By:      /s/ JAMES D. MURPHY                           December 9, 1997
                  -------------------
                      James D. Murphy, General Partner